Filed Pursuant to Rule 424(b)(3)
Registration No. 333-154975

TNP STRATEGIC RETAIL TRUST, INC.

SUPPLEMENT NO. 19 DATED MARCH 21, 2012

TO THE PROSPECTUS DATED APRIL 14, 2011

This document supplements, and should be read in conjunction with, our prospectus dated April 14, 2011, relating to our offering of up to $1,100,000,000 in shares of our common stock, as supplemented by Supplement No. 18 dated March 1, 2012. Terms used and not otherwise defined in this Supplement No. 19 have the same meanings as set forth in our prospectus. The purpose of this Supplement No. 19 is to disclose:

•	the status of our public offering; and

•	the determination by our board of directors of our estimated per share value as of December 31, 2011.

Status of Our Public Offering

We commenced our initial public offering of up to $1,100,000,000 in shares of our common stock on August 7, 2009. As of March 16, 2012, we had accepted investors’ subscriptions for and issued 7,475,671 shares of our common stock in our initial public offering, including 154,573 shares of our common stock issued pursuant to our distribution reinvestment plan, resulting in gross offering proceeds of $74,240,876. As of March 16, 2012, approximately 95,641,402 shares of our common stock remained available for sale to the public under our initial public offering, excluding shares available under our distribution reinvestment plan. We will sell shares of our common stock in our initial public offering until the earlier of August 7, 2012 or the date on which the maximum offering amount has been sold.

The Determination by Our Board of Directors of Our Estimated Value Per Share

Our board of directors has determined an estimated value per share of our common stock of $10.14 as of December 31, 2011, an increase from the previously determined estimated value per share of $10.08 as of September 30, 2011. We are providing the estimated value per share to assist broker-dealers and stockholders in their evaluation of us. This is the second determination by our board of directors of an estimated value per share of our common stock. We currently anticipate that an estimated value per share will be calculated quarterly through the quarter ended June 30, 2012 and we anticipate disclosing an updated estimated value per share as of March 31, 2012 in June, 2012 and an updated estimated per share value as of June 30, 2012 in August 2012. However, our board of directors may determine to update such estimate more frequently.

The objective of our board of directors in determining the estimated value per share was to arrive at a value, based on the most recent data available, that it believed was reasonable based on methodologies that it deemed appropriate after consultation with our advisor. The estimated value per share is based on (x) the estimated value of our assets less the estimated value of our liabilities divided by (y) the number of outstanding shares of our common stock plus the limited partnership units of our operating partnership issued to third party sellers in connection with our acquisition of the Pinehurst Square East property, or the Pinehurst units, all as of December 31, 2011. Investors are cautioned that the market for commercial real estate can fluctuate quickly and substantially and values of our assets and liabilities are expected to change in the future.

In determining an estimated value of a share of our common stock, our board of directors relied upon information provided by our advisor as well as our board of directors’ experience with, and knowledge about, our real estate portfolio. Our board of directors also reviewed (1) an appraisal by a real estate consulting firm, Robert A. Stanger & Co., Inc., which we refer to as the “real estate consultant,” as of September 30, 2011, on eight retail properties owned by us at September 30, 2011, (2) an appraisal by an independent third party appraiser, Cushman & Wakefield of Illinois, Inc., which we refer to as the “appraiser,” as of September 30, 2011, on a multitenant retail center known as Constitution Trail which we acquired in a consent foreclosure proceeding on October 21, 2011, (3) the acquisition cost of Osceola Village and Summit Point Shopping Center, or Summit Point, two additional properties we acquired during the fourth quarter of 2011, and (4) a separate report prepared by our advisor providing our estimated per share value, which we refer to as the “valuation report.” In determining our estimated value per share, our board of directors considered a number of other factors, including more recent appraisals obtained by our lenders in connection with a refinancing on our line of credit and estimated cash flows based on rent rolls as of December 31, 2011.

The appraiser and the real estate consultant each have MAI designations and have extensive experience in conducting appraisals on retail properties. The appraiser and real estate consultant retained by our affiliates on our behalf do not have any direct or indirect material interest in any transaction with us or in any currently proposed transaction to which we, our advisor or our directors or officers are a party. We and our affiliates retain each of the appraiser and real estate consultant from time to time to prepare appraisals on properties owned by us and our affiliates as well as provide other brokerage and consulting services to us and our affiliates. We believe there are no material conflicts of interest between the appraiser or real estate consultant, on the one hand, and us, our advisor and our directors or officers, on the other hand.

Methodology

The following is a summary of the valuation methodologies used for each type of asset:

Real Estate Investments. Our board of directors determined that the market value of the leased fee interests in our portfolio of eleven retail properties as of December 31, 2011 was $175,004,000. The purchase price for the same properties (as adjusted for related capital expenditures) was approximately $155,261,000. In determining the value of our property portfolio, our board of directors considered the value of the eight properties we owned as of September 30, 2011 based upon the appraisal by the real estate consultant, the value of the Constitution Trail property as of September 30, 2011 based upon the appraisal by the appraiser and the acquisition cost of Osceola Village and Summit Point which we acquired during the fourth quarter of 2011. In determining the estimated value per share, our board of directors made adjustments to the above values after consideration of other factors, including third party appraisals obtained from lenders on certain of our properties and rent roll information as of December 31, 2011.

In preparing the appraisal on the eight properties we owned at September 30, 2011, the real estate consultant conferred with our advisor and prepared a report containing appraisals of each of our real properties. To assist the real estate consultant in preparing the appraisal, our advisor provided certain necessary information to the real estate consultant, including, without limitation, comparable sales transactions, rent rolls, the costs of operating the properties and assumptions related to lease commissions, tenant improvement costs and market rental rates for the properties, all of which were reviewed and modified, as appropriate, by the real estate consultant in preparing the appraisal. In determining the market value of our real estate portfolio at September 30, 2011, the real estate consultant estimated the value of the leased fee interests in our property portfolio based on both the sales comparison and income approaches. In applying the sales comparison approach, the real estate consultant utilized indices of value derived from actual or proposed sales of comparable properties. In using the income approach, the real estate consultant used future streams of income expected by each property and discounted them at an appropriate rate to convert the streams into a present value (the discounted cash flow analysis). In determining the market value of our aggregate property portfolio at September 30, 2011, the real estate consultant relied on the values it obtained under the income approach, utilizing a discounted cash flow analysis and the sales comparison approach. Our board of directors determined that the value of the eight properties we owned at September 30, 2011 was $107,200,000 as of December 31, 2011 compared to $104,400,000 as of September 30, 2011. The increase in value of these properties was due to the consideration by our board of directors of more recent appraisals on certain of our properties obtained by lenders in November 2011 in connection with a refinancing of debt and an updated cash flow analysis on these properties based upon rent roll information and other determinations of value as of December 31, 2011. Our board of directors also considered the sale of two pads at our properties during the fourth quarter of 2011.

The appraiser conducted an appraisal of Constitution Trail as of September 30, 2011 and valued the property at $29,000,000. The appraisal was based upon the sales comparison approach (discussed above) and the income capitalization approach. The income capitalization approach determines the value of a property based on the anticipated economic benefits by converting anticipated net income into value based on the direct capitalization method and the yield capitalization method. In determining the value of Constitution Trail, the appraiser gave more weight to the income capitalization approach. Subsequent to the appraisal of Constitution Trail, we discovered that due to a title error two pads comprising 3.41 acres were included in the Constitution Trail appraisal that should not have been included. As a result, our board of directors determined that the value of Constitution Trail, excluding the two pads, was $27,900,000 at December 31, 2011.

In addition to our acquisition of Constitution Trail, we acquired Osceola Village on October 11, 2011 and Summit Point on December 21, 2011 for an aggregate purchase price of $40,050,000. Our board of directors determined that the value of these two properties at December 31, 2011 was $41,400,000. Our board of directors determined to adjust the valuation of the Osceola Village after considering, among other factors, the cost of acquisition based on the review of an appraisal obtained by one of our lenders on the property. This appraisal was performed by Integra Realty Resources, Inc., or Integra, which was selected by our lender in its sole discretion and without our consent or involvement. One of our independent directors, Jeffry S. Rogers serves as President and Chief Operating Officer of Integra. Mr. Rogers had no involvement in the engagement of the services provided to our lender in connection with the appraisal of Osceola Village.

Notes Payable. The valuation report prepared by our advisor contained a valuation of our notes payable using a discounted cash flow analysis. Cash flows were based on the remaining loan terms and on our advisor’s estimates of current market interest rates for instruments with similar characteristics, including remaining loan term, loan-to-value ratio and type of collateral. Our notes payable increased from $82,917,000 at September 30, 2011 to $112,395,000 at December 31, 2011.

Other Assets and Liabilities. The valuation report prepared by our advisor contained a majority of our other assets and liabilities, consisting primarily of cash, restricted cash, accounts receivable, accounts payable and accrued liabilities, which were considered by our board of directors to be equal to fair value due to their short maturities. Certain balances, including interest receivable on real estate-related assets and acquired above/below market leases, have been eliminated for the purpose of determining the estimated value per share due to the fact that the value of those assets and liabilities were already considered in the valuation of the respective investments.

The estimated value per share was based upon 6,262,204 shares of equity interests outstanding as of December 31, 2011, which was comprised of 5,974,732 outstanding shares of our common stock and 287,472 outstanding Pinehurst units.

The estimated per share value does not reflect a liquidity discount for the fact that the shares are not currently traded on a national securities exchange, a discount for the non-assumability or prepayment obligations associated with certain of our debt, or a discount for our corporate level overhead.

The following table presents how the estimated per share value was determined as of September 30, 2011 and December 31, 2011 (in thousands):

	September 30, 2011	December 31, 2011
Value of Properties (1)	133,400	135,100
Value of Fourth Quarter Acquisitions	—	41,400
Cash	2,733	3,240
Other Assets	1,033	1,384

	$137,166	$181,124

Other Liabilities	(4,329)	(4,955)
Notes Payable	(82,917)	(112,395)
Other Notes Payable	(730)	(300)

	$(87,976)	$(117,650)

Book Value/Net Asset Value	$49,190	$63,474

Shares Outstanding	4,879	6,262

Estimated per share value	$10.08	$10.14

(1)	Includes the value of Constitution Trail.

Allocation of Estimated Value

As of December 31, 2011, our estimated per share value was calculated as follows:

Real estate properties	$27.95 (1)
Mortgage debt	$(11.13)
Line of credit	$(6.86)
Other	$0.18
Estimated value per share	$10.14

(1)	The following are the key assumptions (shown on a weighted average basis) that were used in the discounted cash flow models to estimate the value of our real estate assets:

Exit capitalization rate	8.93%
Discount rate	10.13%
Annual market rent growth rate (a)	3.0%
Average holding period	10 years

(a)	Rates reflect estimated compounded annual growth rates (CAGRs) for market rents over the holding period. The range of CAGRs shown is the constant annual rate at which the market rent is projected to grow to reach the market rent in the final year of the hold period for each of the properties.

While we believe that our assumptions are reasonable, a change in these assumptions would impact the calculation of the value of our real estate assets. For example, assuming all other factors remain unchanged, an increase in the weighted average discount rate of 25 basis points would yield a decrease in the value of our real estate assets of 1.7%, while a decrease in the weighted average discount rate of 25 basis points would yield an increase in the value of our real estate assets of 1.7%. Likewise, an increase in the weighted average exit capitalization rate of 25 basis points would yield a decrease in the value of our real estate assets of 1.3%, while a decrease in the weighted average exit capitalization rate of 25 basis points would yield an increase in the value of our real estate assets of 1.4%.

Limitations of the Estimated Value per Share

As with any valuation methodology, the methodologies used to determine the estimated value per share were based upon a number of assumptions, estimates and judgments that may not be accurate or complete. Further, different parties using different property-specific and general real estate and capital market assumptions, estimates, judgments and standards could derive a different estimated value per share, which could be significantly different from the estimated value per share determined by our board of directors. The estimated value per share determined by our board of directors does not represent the fair value of our assets less liabilities in accordance with GAAP, and such estimated value per share is not a representation, warranty or guarantee that:

•	a stockholder would be able to realize the estimated share value if such stockholder attempts to sell his or her shares;

•	a stockholder would ultimately realize distributions per share equal to the estimated value per share upon liquidation of our assets and settlement of our liabilities or a sale of the company;

•	shares of our common stock would trade at the estimated value per share on a national securities exchange;

•	a third party would offer the estimated value per share in an arms-length transaction to purchase all or substantially all of the shares of our common stock; or

•

the methodologies used to estimate the value per share would be acceptable to the Financial Industry Regulatory Authority, Inc. or under the Employee Retirement Income Security Act with respect to their respective requirements.

Further, the estimated value per share was calculated as of a moment in time, and, although the value of our shares will fluctuate over time as a result of, among other things, future acquisitions or dispositions of assets (including acquisitions and dispositions of real estate assets since December 31, 2011), developments related to individual assets and changes in the real estate and capital markets, we have only undertaken to update the estimated value per share quarterly through the quarter ended June 30, 2012. As a result, stockholders should not rely on the estimated value per share as being an accurate measure of the then-current value of our shares of common stock in making an investment decision. For the reasons set forth above and due to the fact that we are still conducting our continuous public offering of common stock and remain in our acquisition phase, our board of directors has determined that it is not appropriate to revise the price at which shares of our common stock are offered in our continuous public offering or under our distribution reinvestment plan at this time. In addition, we have not changed the price of redemptions under our share redemption program at this time other than with respect to the death or disability of a stockholder in which case shares will be redeemed at the most recent estimated value per share.